AB 12/2

11/29/13

[redacted]

SEC
Mail Processing
Section

NOV 27 2013

Washington, DC
124

SECUR 13026178 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 31274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2012 (MM/DD/YY) AND ENDING September 30, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beacon Hill Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One International Place, Suite 1400
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert F Johnston 617-973-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael and Raphael, LLP
(Name – *if individual, state last, first, middle name*)

52 Church street (Address), Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/3/13

OATH OR AFFIRMATION

I, Robert F. Johnston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beacon Hill Financial Corporation, as of September 30, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

TARA M. O'BRIEN
MY COMMISSION EXPIRES JANUARY 19, 2018
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report of

Beacon Hill Financial Corporation

September 30, 2013

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

BEACON HILL FINANCIAL

Financial Statement
For the Year Ended September 30, 2013

Raphael and Raphael LLP
Certified Public Accountants and Consultants

Beacon Hill Financial Corporation

Index

September 30, 2013

Financial Statements: **Page**

Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Beacon Hill Financial Corporation

Report on the Financial Statements

We have audited the accompanying financial statements of Beacon Hill Financial Corporation (a Massachusetts corporation), which comprise the statement of financial condition as of September 30, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beacon Hill Financial Corporation as of September 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I and Schedule II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I and Schedule II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I and Schedule II is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully submitted

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
November 22, 2013

Beacon Hill Financial Corporation

Statement of Financial Condition
As of September 30, 2013

Assets

Assets		2013
Cash and Cash Equivalents	$	1,009,893
Investments - Other		2,239,990
Accounts Receivable, net		7,398,846
Investment in Limited Partnerships		177,458
Investment in Privately Held Security		25,000
Depreciable Assets, Net of Accumulated Depreciation		19,039
Federal Tax Deposit		75,481
Other Assets		534,296
Total Assets		11,480,003
Liabilities and Stockholder's Equity		
Liabilities		
Accrued Expenses	$	553,362
Accounts Payable		26,470
Deferred Revenue		20,000
Total liabilities		599,832
Stockholder's Equity		
Common Stock, par value $1.00, 30,000 authorized, 5,000 shared issued and outstanding		5,000
Additional paid-in-capital		6,500
Retained Earnings		10,868,671
Total Stockholder's Equity		10,880,171
Total Liabilities and Stockholder's Equity	$	11,480,003

The accompanying notes are an integral part of the financial statements.

Beacon Hill Financial Corporation

Statement of Income
For the fiscal year ended September 30, 2013

		2013
Revenue		3,345,443
Operating Expenses		
Employee Compensation		1,365,596
Office and Other Operating Expenses		385,183
Travel and Entertainment		158,666
Total Operating Expenses		1,909,445
Income Before Other Income		1,435,998
Other Income		
Gain (Loss) on Investment in Limited Partnerships		9,597
Investment Income		27,084
Gain on Sale of Asset		11,750
Total Other Income		48,431
Net Income	$	1,484,429

The accompanying notes are an integral part of the financial statements

Beacon Hill Financial Corporation

Statement of Changes in Stockholder's Equity
For the fiscal year ended September 30, 2013

	Common Stock Shares		Common Stock		Additional paid-in-capital		Retained Earnings		2013 Total
Balance as of October 1, 2012 (Note 8)	5,000	$	5,000	$	6,500	$	11,422,573	$	11,434,073
Net Income							1,484,429		1,484,429
Less: Dividends Paid							(2,038,331)		(2,038,331)
Balance as of September 30, 2013	5,000	$	5,000	$	6,500	$	10,868,671	$	10,880,171

The accompanying notes are an integral part of the financial statements.

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

Beacon Hill Financial Corporation

Statement of Cash Flows
For the fiscal year ended September 30, 2013

Cash Flows from Operating Activities		2013
Net Income	$	1,484,429
Adjustments to reconcile net income to cash provided by operations		
Depreciation		9,238
Change in Equity in Investments in Limited Partnerships		(9,597)
Gain on Disposal of Assets		(11,750)
Net unrealized and realized (gain) loss		2,019
Decrease (increase) in assets and liabilities		
Accounts Receivable		(698,428)
Other Assets		53,855
Deferred revenue		15,000
State Tax Payable		(5,000)
Accrued expenses		157,594
Accounts Payable		13,890
Net Cash Provided by Operating Activities		1,011,250
Cash Flows from Investing Activities		
Purchases of Investments-Other		(3,000,395)
Proceeds from Sale of Investments-Other		3,752,000
Proceeds from Disposal of Limited Partnership Investment		119,807
Purchase of Fixed Assets		(8,140)
Net Cash Provided by Investing Activities		863,272
Cash Flows from Financing Activities		
Dividends Paid		(2,038,331)
Net Cash Used in Financing Activities		(2,038,331)
Net Decrease in Cash and Cash Equivalents		(163,809)
Cash and Cash Equivalents - Beginning		1,173,702
Cash and Cash Equivalents - Ending	$	1,009,893

The accompanying accompanying notes are an integral part of the financial statements.

1. **Nature of the Business**

Beacon Hill Financial Corporation (the Company) is based in Boston, Massachusetts. However, it has no geographical limits on its operations. The Company's primary activity is placing private securities with institutional investors. It is a registered broker/dealer, and accordingly, is subject to the governing rules and regulations of the Financial Industry Regulatory Authority (FINRA) as well as certain other regulatory agencies. Revenues may be affected by, among other things, the overall activities of the financial markets.

2. **Summary of Significant Accounting Policies**

Use of Estimates

The preparation of financial statements are in conformity with generally accepted accounting principles in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when acquired, to be cash equivalents. When present, cash equivalents primarily represent funds invested in money market funds whose cost equals fair market value. The Company may maintain cash and cash equivalents in amounts that exceed federally insured limits. The Company has not experienced any losses with respect to cash and management believes the Company is not exposed to any significant credit risk with respect to cash.

Accounts Receivable

The Company carries its accounts receivable at an amount equal to uncollected but earned revenue less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on a history of past write-offs and collections and current credit conditions. As of September 30, 2013, management estimated the allowance to be immaterial. The Company does not have a policy to accrue interest on account receivables. The Company has no policies requiring collateral or other security to secure the accounts receivable. The Company has two clients that represent 100% of the outstanding receivable balance as of September 30, 2013.

Investments – Other

Investments – Other consists of certificates of deposits held for investment with original maturities of greater than three months that are not debt securities.

Property and Equipment

Depreciable assets are recorded at cost. Major additions and improvements are capitalized, while ordinary expenditures for maintenance and repairs are charged to expenses as incurred. When assets are sold or retired, the related costs and accumulated depreciation are removed from the respective accounts and any resulting gain and loss is credited or charged to operations. Depreciation is recorded on a straight-line basis based on the following estimated useful lives:

Asset	Life
Furniture and equipment	5-10 years
Leasehold improvements	7 years
Automobiles	5 years

2. Summary of Significant Accounting Policies (continued)

Investment in Privately Held Limited Partnerships
The Company analyzes its investments in limited partnerships ("LP's) to determine if the LP's should be accounted for using the equity method. Management evaluates both Common Stock and in-substance Common Stock and whether they give the Company the ability to exercise significant influence over operating and financial policies of the LP's even though the Company holds less than 50% of the Common Stock and in-substance Common Stock. Based on this evaluation, management has determined that the LP's should be accounted for using the equity method. Specific ownership accounts are maintained by the limited partnerships. In general, the Company will recognize its distributive share of partnership income for the partnership year ending within its fiscal year, generally in December.

Revenue Recognition
The principal source of operating revenues is placement fees for obtaining suitable investors for certain client investment syndications, and general consulting fees. The Company recognizes revenue from placement fees and retainers in accordance with the closing agreements, when prospective investors have given formal indication of their intent to commit investment funds, when substantially all contingencies relating thereto have been satisfied, and upon delivery of all significant services, typically the closing event. Consulting fees are recognized at such time as the fees are payable under the consulting agreement. Substantially all of the Company's operating income is derived from one client.

Advertising Costs
Advertising costs are charged to operations as incurred. Advertising costs were immaterial for the year ended September 30, 2013.

Fair Value Measurements

The Company follows the authoritative guidance for fair value measurements relating to financial and nonfinancial assets and liabilities, including presentation of required disclosures, in its financial statements. This guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The guidance also establishes a fair value hierarchy, which requires maximizing the use of observable inputs when measuring fair value. The three levels of inputs that may be used are:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market.

Level 2 – Fair value is based on observable inputs, other than Level 1 inputs, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. Fair values for these investments are estimated by management using valuation methodologies that consider a range of factors, including but not limited to the price at which the investment was acquired, the nature of the investment, local market conditions, trading values on public exchanges for comparable securities, current and projected operating performance, financial condition, and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant judgment by management. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed.

2. Summary of Significant Accounting Policies (continued)

Fair Value Measurements (continued)

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

The following table summarizes the valuation of the Company's investments as of September 30, 2013:

Asset Description	Level 1	Level 2	Level 3	Total
Privately held security	$ -	$ -	$ 25,000	$ 25,000

For the fiscal year ended September 30, 2013, there were no changes in unrealized / realized gain (losses) included in earnings and no transfers of investments within the fair value hierarchy relating to level 3 investments held at September 30, 2013. The valuation of the investment in the privately held security was based on unobservable inputs related to fair value measurements and utilized a cost approach derived from secondary industry information.

Income Taxes

For U.S. federal income tax purposes, the Corporation reports on the cash basis of accounting, which generally recognizes income when received and expenses when paid. The Company elected to be taxed as a Sub-Chapter S Corporation, and as such the Company's taxable income flows through to the shareholder. Accordingly, no provision for income taxes is included in the financial statements.

The Company follows the provisions in GAAP, *Accounting for Uncertainty in Income Taxes,* which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure requirements for uncertain tax positions. Tax positions not meeting the more-likely-than-not recognition threshold at the financial statement date may not be recognized or continue to be recognized under the accounting guidance for income taxes. Based on such evaluation, the Company concluded there were no uncertain tax positions requiring adjustment in its financial statements as of September 30, 2013.

Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income Temporary differences are identified and measured using balance sheet approach whereby GAAP and tax balance sheets are compared Deferred income taxes are generally recognized based on enacted tax rates and valuation allowance is recorded if it is more likely than not any portion of the deferred tax asset will not be realized. As of September 30, 2013, there were no material deferred tax assets or liabilities requiring disclosure or recording. With few exceptions, the Organization is no longer subject to income tax examinations by the U.S., federal, state or local tax authorities for fiscal years before 2010.

Pursuant to provisions of the Internal Revenue Service Code, the Company is required to make refundable tax deposits in order to maintain a September 30 fiscal year. Pursuant to these provisions, the Company has already made deposits of $75,481.

2. **Summary of Significant Accounting Policies (continued)**

Financial Instruments
The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, accounts payables and accrued expenses, approximate their fair values due to their short maturities.

Subsequent Events
Management evaluated events subsequent to September 30, 2013 and through November 22, 2013, the date of issuance of these financial statements. Management has determined there have been no events that have occurred that would require adjustments to the financial statements.

3. **Depreciable Assets**

Depreciable assets consisted of the following:

		2013
Equipment and Office Furniture	$	152,300
Automobiles		91,035
Accumulated Depreciation		(224,296)
	$	19,039

Depreciation expense for the year ended September 30, 2013 amounted to $9,238.

4. **Profit Sharing Plan**
The Company has adopted a qualified profit sharing plan covering all persons employed by the Company for 1,000 hours or more during its fiscal year and who have completed one year of service. Corporate contributions to the plan are based solely on the discretion of the board of directors, subject to applicable limitations of the Internal Revenue Code as then in effect. The Company's accrued contribution for the year ended September 30, 2013, is approximately $102,000.

5. **Operating Lease Commitments**
On November 1, 2012, the company entered into a lease agreement requiring lease payments of $4,484 monthly. The lease expires in March 2014. Rent expense for the year ended September 30, 2013 was approximately $80,348, including rental payments for temporary space and other tenant at will arrangements. Future lease commitments include:

Year ending September 30, 2014	$	26,904

6. **Other Assets**

Other assets consist of the following items as of September 30, 2013:

Description		Amount
Prepaid Insurance	$	6,445
Prepaid Expenses		40,563
Escrowed Funds – Restricted		271,652
Accrued Interest		35,256
Due from Related Party		170,000
Deposit		10,380
	$	534,296

6. **Other Assets (continued)**

The escrowed funds – restricted included in other assets relates to a provision in an agreement with one of the partnerships investments that the Company holds. The provision contains a requirement for escrowing 20% of distributions due to potential refunds if certain performance benchmarks are not achieved by the underlying fund. The collections of these funds are not certain. However, management believes the funds will be collected. Therefore, no allowance has been reflected on the financials.

The due from related party is due from a company owned by the sole shareholder's family member. The receivable was paid in full subsequent to year-end.

7. **Net Capital Requirements**

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and that net capital shall in no event fall below $5,000. At September 30, 2013, the Company had net capital of $2,614,733 which was $2,574,744 in excess of minimum net capital required of $39,989.

8. **Prior Period Adjustment**

Subsequent to the issuance of the 2012 financial statements, the Company determined that previously reported receivables due from placement fees as of September 30, 2012 were understated. Accordingly an adjustment of $6,697,386 was made to record the receivable and a corresponding adjustment was made to increase the Company's previously reported retained earnings as of September 30, 2012 by the same amount. Additionally, the company incurred deferred costs with respect to these placement fees and related receivables that were not recorded. As a result, an adjustment of $323,727 was made to accrued expenses and a corresponding adjustment was made to decrease the Company's previously reported retained earnings as of September 30, 2012.

9. **Commitments and Contingencies**

In connection with an employee termination agreement, the Company is required to pay a former employee an amount based on a percentage of placement fees and partnership income for which the employee had assisted the organization in securing prior to termination. The payable to the former employee varies from 2% to 10% of placement fees and partnership income in accordance with the agreement. As of September 30, 2013, unpaid fees in connection with this agreement amounted to $450,533 and are included in accrued expenses.

BEACON HILL FINANCIAL CORPORATION

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2013

NET CAPTIAL:		
Total Stockholder's Equity Qualified for Net Capital		$ 10,880,171
Deductions and/or Charges:		
Non-allowable Assets:		
Accounts Receivable	$7,398,846	
Investments in Privately Held Securities	25,000	
Investments in Privately Held Limited Partnerships	177,458	
Depreciable Assets	19,039	
Other Assets and Federal Tax Deposit	609,778	
Total Non-allowable Assets		(8,230,121)
Haircuts on Securities:		
Certificates of Deposits and United States Treasury Bills		(35,317)
Net Capital		$ 2,614,733
AGGREGATE INDEBTEDNESS:		
Accounts Payable, State Taxes Payable and Accrued Expenses	$ 599,832	
Total Aggregate Indebtedness		$ 599,832
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Calculated Net Capital Required Versus Aggregate Indebtedness		$ 39,989
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital		$ 2,574,744

Schedule I- Continued
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2013

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17a-5 as of September 30, 2013)

Net Capital as Reported in Company's Part IIA FOCUS Report	$	3,118,096
Audit Adjustments		(503,363)
Net Capital per Previous Page	$	2,614,733

BEACON HILL FINANCIAL CORPORATION

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3 and
Information for Possession or Control Requirement Under Rule 15c3-3
of the Securities and Exchange Commission
As of September 30, 2013

Beacon Hill Financial Corporation is exempt under Rule 15c3-3-k(2)(i) of the Securities and Exchange Commission. The Company is not subject to the possession and control requirement.

Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors of
Beacon Hill Financial Corporation

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30,2013 which were agreed to by Beacon Hill Financial Corporation, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Beacon Hill Financial Corporation's compliance with the applicable instructions of Form SIPC-7. Beacon Hill Financial Corporation's management is responsible for Beacon Hill Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the fiscal year ended September 30, 2013 as applicable, with the amounts reported in Form SIPC-7 for the fiscal year ended September 30 2013, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.
This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
November 22, 2013

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2013

Total revenue	$ 3,393,874
Additions:	
Net loss from investment accounts	2,019
Total additions	$ 2,019
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	0
Revenues from commodity transactions	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
Net gain from securities in investment accounts	0
100% commissions and markups earned from transaction in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	0
Other – Sale of equipment	11,750
Total deductions	$ 11,750
SIPC NET OPERATING REVENUES	$ 3,384,143
GENERAL ASSESSMENT @ .0025	$ 8,460

See Accountant's Report

BEACON HILL FINANCIAL CORPORATION
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2013

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 8,460
Less Payments Made:			
	Date Paid	Amount	
	4/10/13	$3,371	(3,371)
Total Assessment Balance Due			$ 5,089

See Accountant's Report

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Stockholder
Beacon Hill Financial Corporation

In planning and performing our audit of the financial statements of Beacon Hill Financial Corporation as of and for the year ended September 30, 2013 , in accordance with auditing standards generally accepted in the United States of America, we considered Beacon Hill Financial Corporation's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Beacon Hill Financial Corporation's internal control. Accordingly, we do not express an opinion on the effectiveness of Beacon Hill Financial Corporation's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Beacon Hill Financial Corporation including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Beacon Hill Financial Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Beacon Hill Financial Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Beacon Hill Financial Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at November 22, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
November 22, 2013

Raphael *and* Raphael LLP
Certified Public Accountants and Consultants

Boston, Massachusetts 02116
Tel: (617) 210-1200
Fax: (617) 542-0034
info@rrllp.com